082-03470

RECEIVED
2009 APR 22 P 2:21
OFFICE OF INTERNATIONAL

ITC Limited

Registered Office :
Virginia House
37, J. L. Nehru Road, Kolkata-700071 India
Telephone : 91 33 22889371
Fax : 91 33 22881256/2256/2259/2260

09045933

SUPPL

17th April, 2009

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

**Shareholding Pattern as on Quarter ended 31st March, 2009**

We enclose the Company's Shareholding Pattern as on quarter ended 31st March, 2009 in the prescribed format, in terms of the requirement of Clause 35 of the Listing Agreement.

The said Shareholding Pattern is also being posted on the Corporate Filing and Dissemination System (CFDS) in terms of Clause 52 of the Listing Agreement.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above

4/23

(I)(a) **Statement showing Shareholding Pattern**

| | |
|---|---|
| Name of the Company : | ITC Limited |
| Scrip Code : | NSE Code - ITC, BSE Code - 500875, CSE Code - 10000018 |
| Quarter ended : | 31st March, 2009 |

| Category Code | Category of shareholder | Number of shareholders | Total number of shares | Number of shares held in dematerialised form | Total shareholding as a percentage of total number of shares | | Shares pledged or otherwise encumbered | |
|---|---|---|---|---|---|---|---|---|
| | | | | | As a percentage of (A+B) | As a percentage of (A+B+C) | Number of shares | As a percentage |
| (I) | (II) | (III) | (IV) | (V) | (VI) | (VII) | (VIII) | (IX) = (VIII)/(IV)*100 |
| (A) | **Promoter and Promoter Group** | | | | | | | |
| (1) | **Indian** | | | | | | | |
| (a) | Individuals / Hindu Undivided Family | 0 | 0 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| (b) | Central Government / State Government(s) | 0 | 0 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| (c) | Bodies Corporate | 0 | 0 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| (d) | Financial Institutions / Banks | 0 | 0 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| (e) | Any other (specify) | 0 | 0 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| | **Sub-Total (A)(1)** | **0** | **0** | **0** | **0.00** | **0.00** | **0** | **0.00** |
| (2) | **Foreign** | | | | | | | |
| (a) | Individuals (Non–Resident Individuals / Foreign Individuals) | 0 | 0 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| (b) | Bodies Corporate | 0 | 0 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| (c) | Institutions | 0 | 0 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| (d) | Any Other (specify) | 0 | 0 | 0 | 0.00 | 0.00 | 0 | 0.00 |
| | **Sub-Total (A)(2)** | **0** | **0** | **0** | **0.00** | **0.00** | 0 | 0.00 |
| | **Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)** | **0** | **0** | **0** | **0.00** | **0.00** | **0** | **0.00** |
| (B) | **Public shareholding** | | | | | | N.A. | N.A. |
| (1) | **Institutions** | | | | | | N.A. | N.A. |
| (a) | Mutual Funds / UTI | 284 | 578616808 | 578348488 | 15.42 | 15.33 | | |
| (b) | Financial Institutions / Banks | 153 | 3109131 | 2704476 | 0.08 | 0.08 | | |
| (c) | Central Government / State Government(s) | 1 | 1500840 | 1500840 | 0.04 | 0.04 | | |
| (d) | Venture Capital Funds | 0 | 0 | 0 | 0.00 | 0.00 | | |
| (e) | Insurance Companies | 23 | 842767018 | 837387463 | 22.46 | 22.33 | | |
| (f) | Foreign Institutional Investors | 609 | 514685793 | 514506813 | 13.71 | 13.64 | | |
| (g) | Foreign Venture Capital Investors | 0 | 0 | 0 | 0.00 | 0.00 | | |
| (h) | Any Other (specify) | 0 | 0 | 0 | 0.00 | 0.00 | | |
| | **Sub-Total (B)(1)** | **1070** | **1940679590** | **1934448080** | **51.71** | **51.42** | | |
| (2) | **Non-Institutions** | | | | | | N.A. | N.A. |
| (a) | Bodies Corporate | 3232 | 131195124 | 130123209 | 3.49 | 3.48 | | |
| (b) | Individuals - | | | | | | | |
| | (i) Individual shareholders holding nominal share capital up to Rs. 1 lakh. | 357890 | 405725036 | 301438529 | 10.81 | 10.75 | | |
| | (ii) Individual shareholders holding nominal share capital in excess of Rs. 1 lakh | 176 | 40342738 | 33180178 | 1.07 | 1.07 | | |
| (c) | Any Other : | | | | | | | |
| | (i) NRIs | 5812 | 21453883 | 13809993 | 0.57 | 0.57 | | |
| | (ii) Foreign Companies | 9 | 1208370388 | 1832338 | 32.20 | 32.01 | | |
| | (iii) Foreign Nationals | 8 | 231573 | 9453 | 0.01 | 0.01 | | |
| | (iv) Trust | 50 | 1522945 | 1522945 | 0.04 | 0.04 | | |
| | (v) Clearing Members | 226 | 3566852 | 3566852 | 0.10 | 0.09 | | |
| | **Sub-Total (B)(2)** | **367403** | **1812408539** | **485483497** | **48.29** | **48.02** | | |
| | **Total Public Shareholding (B) = (B)(1) + (B)(2)** | **368473** | **3753088129** | **2419931577** | **100.00** | **99.44** | N.A. | N.A. |
| | **TOTAL (A) + (B)** | **368473** | **3753088129** | **2419931577** | **100.00** | **99.44** | | |
| (C) | **Shares held by Custodians and against which Depository Receipts have been issued** | 2 | 21311431 | 21293431 | N.A. | 0.56 | N.A. | N.A. |
| | **GRAND TOTAL (A) + (B) + (C)** | **368475** | **3774399560** | **2441225008** | **xxx** | **100.00** | **0** | **0.00** |

(I)(b) **Statement showing Shareholding of persons belonging to the category " Promoter and Promoter Group"**

| Sr. No. | Name of the shareholder | Total shares held | | Shares pledged or otherwise encumbered | | |
|---|---|---|---|---|---|---|
| | | Number | As a % of grand total (A)+(B)+(C) | Number | As a percentage | As a % of grand total (A)+(B)+(C) of sub-clause (I)(a) |
| (I) | (II) | (III) | (IV) | (V) | (VI) = (V)/(III)*100 | (VII) |
| | - | 0 | 0.00 | 0 | 0.00 | 0.00 |
| | Total | **0** | **0.00** | **0** | **0.00** | 0.00 |

**(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

| Sr. No. | Name of the shareholder | Number of shares | Shares as a percentage of total number of shares {i.e, Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above} |
|---|---|---|---|
| 1 | Tobacco Manufacturers (India) Limited | 992782440 | 26.30 |
| 2 | Life Insurance Corporation of India *(see Note 2)* | 513519650 | 13.61 |
| 3 | Unit Trust of India *(see Note 2)* | 448626904 | 11.89 |
| 4 | Myddleton Investment Co. Ltd | 162103980 | 4.29 |
| 5 | The New India Assurance Company Limited | 86906835 | 2.30 |
| 6 | General Insurance Corporation of India | 73847104 | 1.96 |
| 7 | The Oriental Insurance Company Limited | 71865780 | 1.90 |
| 8 | National Insurance Company Limited | 65361110 | 1.73 |
| 9 | Rothmans International Enterprises Limited | 51651630 | 1.37 |
| | **Total** | **2466665433** | **65.35** |

**(I)(d) Statement showing details of locked-in shares**

| Sr. No. | Name of the shareholder | Category of Shareholders (Promoters / Public) | Number of locked-in shares | Locked-in shares as a percentage of total number of shares {i.e, Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above} |
|---|---|---|---|---|
| | - | - | 0 | 0.00 |
| | **Total** | | **0** | **0.00** |

(II)(a) **Statement showing details of Depository Receipts (DRs)**

| Sr. No. | Type of outstanding DR (ADRs, GDRs, SDRs, etc.) | Number of outstanding DRs | Number of shares underlying outstanding DRs | Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in statement at para (I)(a) above} |
|---|---|---|---|---|
| 1 | GDRs | 21311431 | 21311431 | 0.56 |
| | **Total** | **21311431** | **21311431** | **0.56** |

(II)(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

| Sr. No. | Name of the DR Holder | Type of outstanding DR (ADRs, GDRs, SDRs,etc.) | Number of shares underlying outstanding DRs | Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in statement at para (I)(a) above} |
|---|---|---|---|---|
| 1 | Not available *(see Note 3)* | - | - | - |
| | **Total** | | | |

Notes:

1. The 'number of shareholders' is based on DP ID & CL ID Nos. (in respect of shares held in dematerialised form) and Account Nos. (in respect of shares held in physical form).

2. The number of shares held by Life Insurance Corporation of India and Unit Trust of India as shown in the statement under 'Public and holding more than 1% of the total number of shares' excludes their respective Mutual Fund holdings.

3. The Company's Depository for the GDRs, Citibank N.A. New York, NY ADR Department, has advised that they are not privy to beneficial owner information and therefore cannot provide the individual holdings of GDR Holders.

ITC Limited * 37, J. L. Nehru Road, Kolkata - 71 *